Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

(Beijing - February 20, 2019) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                  Net revenues[1] were RMB19,844.3 million (US$2,886.2 million), an increase of 35.8% compared with the fourth quarter of 2017.

•                  Online game services net revenues were RMB11,019.6 million (US$1,602.7 million), an increase of 37.7% compared with the fourth quarter of 2017.

•                  E-commerce net revenues were RMB6,678.7 million (US$971.4 million), an increase of 43.5% compared with the fourth quarter of 2017.

•                  Advertising services net revenues were RMB760.5 million (US$110.6 million), an increase of 3.3% compared with the fourth quarter of 2017.

•                  Innovative businesses and others[2] net revenues were RMB1,385.5 million (US$201.5 million), an increase of 14.2% compared with the fourth quarter of 2017.

•                  Gross profit was RMB7,657.5 million (US$1,113.7 million), an increase of 33.3% compared with the fourth quarter of 2017.

[1] The Company adopted ASC 606 as of January 1, 2018 on a modified retrospective basis. The adoption did not have a significant impact on the Company’s operating results for the fourth quarter of 2018 and comparable periods. See “Impact of The Recently Adopted Major Accounting Pronouncements” in this press release.

[2] Effective as of December 31, 2018, the Company renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment. See “Change in Segment Reporting” in this press release.

•                  Total operating expenses were RMB5,412.3 million (US$787.2 million), an increase of 25.3% compared with the fourth quarter of 2017.

•                  Net income attributable to the Company’s shareholders was RMB1,697.7 million (US$246.9 million). Non-GAAP net income attributable to the Company’s shareholders was RMB2,359.6 million (US$343.2 million). [3]

•                  Diluted earnings per ADS were US$1.92; non-GAAP diluted earnings per ADS were US$2.66.

Fourth Quarter 2018 and Recent 2019 Operational Highlights

•                  Introduced exciting new mobile titles including:

•                  Night Falls: Survival, which topped the China’s iOS download chart in November and ranked third in China’s iOS game grossing chart for November and December;

•                  Ink, Mountains and Mystery, with its stunning display of classical Chinese arts, reached No.1 on China’s iOS download chart on January 1, 2019, the day of its launch.

•                  Expanded footprint beyond mainland China and deepened global reach:

•                  Maintained Knives Out’s position as China’s top grossing mobile game in overseas markets for five consecutive months since August 2018;

•                  Launched titles overseas in January 2019 including: Night Falls: Survival in Hong Kong, Macau and Taiwan and QwQ in Japan and South Korea;

•                  Furthered collaboration with leading game studios worldwide, including a joint development agreement with Codemasters, a UK game studio, as well as made a minority investment in Quantic Dream, a French game studio, and announced an investment in U.S.-based Second Dinner, a studio founded by ex-Blizzard veterans.

•                  Fortified strong performance of flagship titles, such as Fantasy Westward Journey and New Westward Journey Online series with new expansion packs released (for PC-client and mobile users), which further promoted user engagement and contributed to steady sequential quarterly revenue growth.

•                  Renewed 11-year partnership with Blizzard Entertainment in mainland China, extending the publishing agreement between the two companies until January 2023.

•                  Advanced pipeline with upcoming titles including Fantasy Westward Journey 3D, Xuanyuan Sword, Ages of Isle and Pokémon Quest.

•                  Opened Kaola’s first flagship store and first brick-and-mortar store for Yanxuan, both located in Hangzhou’s West Lake business district.

“We finished the year with total annual net revenues of RMB67 billion, a 24% increase from 2017, driven by a diverse portfolio of online games as well as healthy growth in our e-commerce, advertising services and other internet product and service offerings,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “2018 was a very fruitful year of diversification for our online games. While our flagship titles remain stronger than ever, we also introduced a number of highly successful titles for PC-client and mobile platforms. These new titles span a wide variety of genres and led to rapid growth in our user base, gaining us access to new demographics and instilling confidence in our ability to branch out beyond MMORPG categories.

[3] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Throughout the year we also made a number of advancements to better position us on the world’s stage, most notably in Japan. Our world-class R&D capabilities, particularly in the mobile arena, afford us an exciting opportunity to appeal to a global audience. We plan to continue to invest in global talent, IP and collaboration with other elite game developers worldwide to further this momentum.

“While online games remain the cornerstone of our business, we also see huge potential in e-commerce, music and online education. These will be the primary focus of our business strategy in 2019. Our relentless drive to create premium content has paved the way for our success, and our highly focused investments in carefully-chosen new business categories have allowed NetEase to stand the test of time in a rapidly evolving internet industry. Two decades after our inception, our focus on quality remains at the heart of our Company, propelling the unique value proposition we offer to our community and driving our growing success,” Mr. Ding concluded.

Fourth Quarter 2018 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2018 were RMB19,844.3 million (US$2,886.2 million), compared to RMB16,855.3 million and RMB14,607.6 million for the preceding quarter and the fourth quarter of 2017, respectively.

Net revenues from online games were RMB11,019.6 million (US$1,602.7 million) for the fourth quarter of 2018, compared to RMB10,348.4 million and RMB8,004.4 million for the preceding quarter and the fourth quarter of 2017, respectively. Mobile games accounted for approximately 69.7% of net revenues from online games for the fourth quarter of 2018, compared to 68.0% each for the preceding quarter and the fourth quarter of 2017.

Net revenues from e-commerce were RMB6,678.7 million (US$971.4 million) for the fourth quarter of 2018, compared to RMB4,458.8 million and RMB4,653.7 million for the preceding quarter and the fourth quarter of 2017, respectively.

Net revenues from advertising services were RMB760.5 million (US$110.6 million) for the fourth quarter of 2018, compared to RMB644.2 million and RMB736.6 million for the preceding quarter and the fourth quarter of 2017, respectively. The top performing advertising verticals in the fourth quarter of 2018 were automobile, real estate and internet services sectors.

Net revenues from innovative businesses and others were RMB1,385.5 million (US$201.5 million) for the fourth quarter of 2018, compared to RMB1,403.8 million and RMB1,213.0 million for the preceding quarter and the fourth quarter of 2017, respectively.

Gross Profit/ (Loss)

Gross profit for the fourth quarter of 2018 was RMB7,657.5 million (US$1,113.7 million), compared to RMB7,547.3 million and RMB5,744.6 million for the preceding quarter and the fourth quarter of 2017, respectively.

The quarter-over-quarter increase in online game services gross profit was primarily due to increased revenue contribution from newer mobile games such as Night Falls: Survival and Ancient Nocturne. The year-over-year increase in online game services gross profit was primarily due to increased revenue contribution from mobile games including Knives Out, Chu Liu Xiang and Identity V.

The quarter-over-quarter and year-over-year decreases in e-commerce gross profit were primarily due to the larger-scale promotions and certain sales discounts in the fourth quarter of 2018.

The quarter-over-quarter increase in advertising services gross profit was primarily due to seasonality. The year-over-year decrease in advertising services gross profit was primarily due to higher staff-related costs and content purchase expenditures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others gross loss were primarily due to decreased revenue contribution from certain online platform businesses, which have relatively higher margins.

Gross Profit/ (Loss) Margin

Gross profit margin for online game services for the fourth quarter of 2018 was 62.8%, compared to 65.1% and 61.4% for the preceding quarter and the fourth quarter of 2017, respectively. The quarter-over-quarter decrease in gross profit margin was mainly due to increased revenue contribution from mobile games and licensed games, which have relatively lower profit margins than self-developed PC-client games. The year-over-year increase in gross profit margin was mainly due to increased revenue while certain costs related to the Company’s online games segment were fixed.

Gross profit margin for e-commerce for the fourth quarter of 2018 was 4.5%, compared to 10.0% and 7.4% for the preceding quarter and the fourth quarter of 2017, respectively. The quarter-over-quarter and year-over-year decreases in e-commerce gross profit margin were primarily due to the larger-scale promotions and certain sales discounts in the fourth quarter of 2018.

Gross profit margin for advertising services for the fourth quarter of 2018 was 66.3%, compared to 63.6% and 71.2% for the preceding quarter and the fourth quarter of 2017, respectively. The quarter-over-quarter increase in advertising services gross profit margin was primarily due to seasonality. The year-over-year decrease in advertising services gross profit margin was primarily due to higher staff-related costs and content purchase expenditures.

Gross loss margin for innovative businesses and others for the fourth quarter of 2018 was 5.2%, compared to gross loss margin of 3.3% each for the preceding quarter and the fourth quarter of 2017. The year-over-year and quarter-over-quarter increases in gross loss margin were primarily due to decreased revenue contribution from certain online platform businesses which have relatively higher gross profit margins.

Operating Expenses

Total operating expenses for the fourth quarter of 2018 were RMB5,412.3 million (US$787.2 million), compared to RMB5,440.1 million and RMB4,317.8 million for the preceding quarter and the fourth quarter of 2017, respectively. The year-over-year increase in operating expenses was mainly due to increased staff-related costs, research and development investments and shipping and handling costs. Shipping and handling costs included in selling and marketing expenses for the fourth quarter of 2018 were RMB572.5 million (US$83.3 million), compared to RMB385.5 million and RMB393.3 million for the preceding quarter and the fourth quarter of 2017, respectively.

Income Taxes

The Company recorded a net income tax charge of RMB919.7 million (US$133.8 million) for the fourth quarter of 2018, compared to RMB843.8 million and RMB290.4 million for the preceding quarter and the fourth quarter of 2017, respectively. The effective tax rate for the fourth quarter of 2018 was 34.0%, compared to 34.2% and 18.2% for the preceding quarter and the fourth quarter of 2017, respectively. The higher effective tax rate for the fourth quarter of 2018 was due to the fact that certain subsidiaries of the Company experienced higher operating losses compared with the fourth quarter of 2017.

Net Income After Tax

Net income attributable to the Company’s shareholders for the fourth quarter of 2018 totaled RMB1,697.7 million (US$246.9 million), compared to RMB1,596.3 million and RMB1,285.6 million for the preceding quarter and the fourth quarter of 2017, respectively. Non-GAAP net income attributable to the Company’s shareholders for the fourth quarter of 2018 totaled RMB2,359.6 million (US$343.2 million), compared to RMB2,258.8 million and RMB1,878.9 million for the preceding quarter and the fourth quarter of 2017, respectively.

During the fourth quarter of 2018, the Company had a net foreign exchange loss of RMB27.1 million (US$3.9 million), compared to a net foreign exchange gain of RMB56.1 million and a net foreign exchange loss of RMB159.1 million for the preceding quarter and the fourth quarter of 2017, respectively. The changes in foreign exchange gains and losses were mainly due to foreign currency transactions and unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$1.93 and US$1.92, respectively, for the fourth quarter of 2018. The Company reported basic and diluted earnings per ADS of US$1.81 and US$1.80, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.42 and US$1.41, respectively, for the fourth quarter of 2017. Non-GAAP basic and diluted earnings per ADS were US$2.68 and US$2.66, respectively, for the fourth quarter of 2018, compared to non-GAAP basic and diluted earnings per ADS of US$2.56 and US$2.55, respectively, for the preceding quarter, and non-GAAP basic and diluted earnings per ADS of US$2.08 and US$2.06, respectively, for the fourth quarter of 2017.

Fiscal Year 2018 Financial Results

Net Revenues

Total net revenues for fiscal year 2018 were RMB67,156.5 million (US$9,767.5 million), compared to RMB54,102.0 million for fiscal year 2017.

Net revenues from online games were RMB40,190.1 million (US$5,845.4 million) for fiscal year 2018, compared to RMB36,281.6 million for fiscal year 2017. Mobile games accounted for approximately 71.0% of net revenues from online games for fiscal year 2018, compared to 70.8% for fiscal year 2017.

Net revenues from e-commerce were RMB19,235.5 million (US$2,797.7 million) for fiscal year 2018, compared to RMB11,670.4 million for fiscal year 2017.

Net revenues from advertising services were RMB2,500.8 million (US$363.7 million) for fiscal year 2018, compared to RMB2,408.8 million for fiscal year 2017. The top performing advertising verticals in 2018 were automobile, real estate and internet services sectors.

Net revenues from innovative businesses and others were RMB5,230.1 million (US$760.7 million) for fiscal year 2018, compared to RMB3,741.1 million for fiscal year 2017.

Gross Profit

Gross profit for fiscal year 2018 was RMB28,403.5 million (US$4,131.1 million), compared to RMB25,912.7 million for fiscal year 2017.

The increase in online game services gross profit in 2018 was primarily attributable to increased revenue contribution from the Company’s self-developed mobile games such as Knives Out and Chu Liu Xiang, as well as PC-client games such as Justice.

The increase in e-commerce gross profit in 2018 was primarily due to business development of Kaola and Yanxuan.

The increase in advertising services gross profit in 2018 was due to NetEase’s enhanced monetization efforts.

The decrease in innovative businesses and others gross profit in 2018 was primarily due to higher copyright costs related to licensed music content and decreased revenue contribution from certain online platform businesses which have relatively higher margins.

Operating Expenses

Total operating expenses for fiscal year 2018 were RMB20,510.6 million (US$2,983.1 million), compared to RMB13,758.9 million for fiscal year 2017. The increase in operating expenses in 2018 was primarily due to increased selling and marketing expenses, research and development investments and staff-related costs, as well as increased shipping and handling costs. Shipping and handling costs included in selling and marketing expenses for fiscal year 2018 were RMB1,670.4 million (US$242.9 million), compared to RMB1,182.7 million for fiscal year 2017.

Income Taxes

The Company recorded a net income tax charge of RMB2,466.7 million (US$358.8 million) and RMB2,162.4 million for fiscal years 2018 and 2017, respectively. The effective tax rate was 27.6% for fiscal year 2018, compared to 16.6% for fiscal year 2017. The higher effective tax rate for fiscal year 2018 was due to the fact that certain subsidiaries of the Company experienced higher operating losses compared with fiscal year 2017.

Net Income After Tax

Net income attributable to the Company’s shareholders for fiscal year 2018 totaled RMB6,152.4 million (US$894.8 million), compared to RMB10,707.9 million for fiscal year 2017. Non-GAAP net income attributable to the Company’s shareholders for fiscal year 2018 totaled RMB8,680.5 million (US$1,262.5 million), compared to RMB12,712.2 million for fiscal year 2017.

For fiscal year 2018, the Company reported a net foreign exchange loss of RMB113.3 million (US$16.5 million), compared to a net foreign exchange loss of RMB448.8 million for fiscal year 2017. The changes in foreign exchange gains and losses were mainly due to foreign currency transactions and unrealized exchange gains and losses arising from the Company’s U.S. dollar-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over these years.

NetEase reported basic and diluted earnings per ADS of US$6.91 and US$6.87, respectively, for fiscal year 2018, and basic and diluted earnings per ADS of US$11.83 and US$11.74, respectively, for fiscal year 2017. Non-GAAP basic and diluted earnings per ADS were US$9.76 and US$9.70, respectively, for fiscal year 2018, compared to non-GAAP basic and diluted earnings per ADS of US$14.05 and US$13.94, respectively, for fiscal year 2017.

Quarterly Dividend

The board of directors has approved a dividend of US$0.48 per ADS for the fourth quarter of 2018, which is expected to be paid on March 15, 2019 to shareholders of record as of the close of business on March 8, 2019.

NetEase paid a dividend of US$0.38 per ADS for the fourth quarter of 2017 on March 2, 2018, a dividend of US$0.23 per ADS for the first quarter of 2018 on June 8, 2018, a dividend of US$0.61 per ADS for the second quarter of 2018 on August 31, 2018 and a dividend of US$0.45 per ADS for the third quarter of 2018 on December 7, 2018.

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of December 31, 2018, the Company’s total cash and cash equivalents, current and non-current time deposits and short-term investments balance totaled RMB50,064.3 million (US$7,281.5 million), compared to RMB43,210.2 million as of December 31, 2017. Cash flow generated from operating activities was RMB13,415.9 million (US$1,951.3 million) for fiscal year 2018, compared to RMB11,889.2 million for fiscal year 2017.

Share Repurchase Program

On November 15, 2017, the Company announced that its board of directors had approved a share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2017. On June 11, 2018, the Company announced that its board of directors approved an amendment to expand the authorized repurchase amount to US$2.0 billion. As of November 15, 2018, the last day of such program, the Company had repurchased approximately 4.6 million ADSs for approximately US$1,178.5 million under this program.

On November 14, 2018, the Company also announced that its board of directors had approved a new share repurchase program of up to US$1.0 billion of the Company’s outstanding ADSs for a period not to exceed 12 months beginning on November 16, 2018. As of December 31, 2018, no ADS was repurchased under this program.

Under the terms of the current approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (SEC) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. The extent to which NetEase repurchases its ADSs will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations, as determined by NetEase’s management team. The repurchase program may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8755 on December 31, 2018 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2018, or at any other certain date. The percentages stated are calculated based on RMB.

Change in Segment Reporting

Effective as of December 31, 2017, the Company changed its segment disclosure to separately report the financial results of its e-commerce business in light of the significant growth of the revenue contribution from e-commerce to the Company’s total consolidated net revenues in 2017. This segment primarily reflects the results of NetEase’s two e-commerce platforms, Kaola and Yanxuan, which were established in January 2015 and April 2016, respectively. In addition, effective as of December 31, 2018, the Company renamed its “e-mail and others” segment to “innovative businesses and others” to better articulate the businesses included in this segment. The changes in segment reporting align with the manner in which the Company’s chief operating decision maker (“CODM”) currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. The changes in segment presentation do not affect consolidated balance sheets, consolidated statements of income or consolidated statements of cash flows. The Company retrospectively revised prior period segment information to conform to current period presentation. The Company now reports four reporting segments: online game services, e-commerce, advertising services and innovative businesses and others.

Impact of the Recently Adopted Major Accounting Pronouncements

On January 1, 2018, the Company adopted Topic 606 “Revenue from Contracts with Customers” using the modified-retrospective transition approach and recorded a reduction of its deferred revenue of approximately RMB81.7 million and a net increase to its retained earnings of approximately RMB27.4 million (net of tax) as a result of estimating game point breakage. The adoption of Topic 606 did not have a significant impact on the Company’s operating results for fiscal year 2018 and comparable periods.

On January 1, 2018, the Company adopted ASU No. 2016-01 “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, and reclassified RMB38.2 million of accumulated other comprehensive income for the Company’s available-for-sale equity securities that existed as of December 31, 2017 into retained earnings upon the adoption. In addition, the Company recorded net investment losses of RMB215.8 million related to the equity investments with readily determinable fair value for fiscal year 2018. Given that there were no material observable price changes in orderly transactions for the identical or similar investments of the same issuer, the Company did not record any changes to the carrying value of equity investments without readily determinable fair value for fiscal year 2018.

The Company also adopted ASU 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash” starting from the first quarter of 2018. Pursuant to the new guidance, the Company’s cash, cash equivalents and restricted cash increased by an aggregate of RMB393.8 million for fiscal year 2017, compared to the amounts presented under previous guidance.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2018 is still in progress. In addition, because an audit of the Company’s internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company makes no representation as to the effectiveness of those internal controls as of the end of fiscal year 2018.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, February 20, 2019 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, February 21, 2019). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-800-458-4121 (international: 1-929-477-0324), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 9925506#. The replay will be available through March 6, 2019.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, e-commerce businesses and advertising services, as well as a variety of other innovative businesses. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that NetEase’s affiliates will not be able to continue operating Minecraft, World of Warcraft®, StarCraft® II, Hearthstone®, Diablo® III: Reaper of Souls™, Heroes of the Storm®, Overwatch® or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce businesses may limit future growth of NetEase’s revenues or cause revenues to decline; competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its online game and e-commerce businesses; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,764,140	5,389,198	783,827
Time deposits	30,603,369	32,900,287	4,785,148
Restricted cash	5,926,906	4,817,340	700,653
Accounts receivable, net	3,619,725	4,288,500	623,736
Inventories,net	5,474,929	5,017,823	729,812
Prepayments and other current assets	3,816,028	4,627,797	673,085
Short-term investments	9,742,663	11,674,775	1,698,026
Total current assets	61,947,760	68,715,720	9,994,287

Non-current assets:
Property, equipment and software, net	3,769,326	5,378,560	782,280
Land use right, net	593,279	3,502,569	509,428
Deferred tax assets	823,495	1,064,295	154,795
Time deposits	100,000	100,000	14,544
Restricted cash	200	—	—
Other long-term assets	3,797,355	8,206,784	1,193,627
Total non-current assets	9,083,655	18,252,208	2,654,674
Total assets	71,031,415	86,967,928	12,648,961

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	2,442,531	2,384,818	346,857
Salary and welfare payables	2,189,110	2,991,897	435,153
Taxes payable	1,564,692	2,272,023	330,452
Short-term loans	6,623,502	13,658,554	1,986,554
Deferred revenue	6,237,969	7,953,255	1,156,753
Accrued liabilities and other payables	4,692,310	5,848,463	850,624
Total current liabilities	23,750,114	35,109,010	5,106,393

Long-term payable:
Deferred tax liabilities	213,215	393,681	57,259
Other long-term payable	18,250	53,656	7,804
Total liabilities	23,981,579	35,556,347	5,171,456

Redeemable noncontrolling interests	614,696	5,385,736	783,323

Total NetEase, Inc.’s equity	45,732,007	45,231,636	6,578,669
Noncontrolling interests	703,133	794,209	115,513
Total shareholders’ equity	46,435,140	46,025,845	6,694,182

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	71,031,415	86,967,928	12,648,961

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Net revenues	14,607,636	16,855,303	19,844,275	2,886,229	54,102,019	67,156,453	9,767,501

Cost of revenues	(8,863,025)	(9,307,955)	(12,186,817)	(1,772,499)	(28,189,326)	(38,752,957)	(5,636,384)

Gross profit	5,744,611	7,547,348	7,657,458	1,113,730	25,912,693	28,403,496	4,131,117

Selling and marketing expenses	(2,397,214)	(2,357,010)	(2,405,349)	(349,844)	(6,957,596)	(9,526,470)	(1,385,568)
General and administrative expenses	(678,370)	(822,292)	(851,573)	(123,856)	(2,429,858)	(3,191,537)	(464,190)
Research and development expenses	(1,242,213)	(2,260,768)	(2,155,409)	(313,491)	(4,371,428)	(7,792,550)	(1,133,379)
Total operating expenses	(4,317,797)	(5,440,070)	(5,412,331)	(787,191)	(13,758,882)	(20,510,557)	(2,983,137)

Operating profit	1,426,814	2,107,278	2,245,127	326,539	12,153,811	7,892,939	1,147,980

Other income:
Investment income/ (loss), net	96,030	(25,401)	46,484	6,761	362,113	(22,266)	(3,238)
Interest income, net	190,733	113,118	167,296	24,332	667,323	587,518	85,451
Exchange (losses)/ gains, net	(159,106)	56,097	(27,103)	(3,942)	(448,827)	(113,323)	(16,482)
Other, net	37,814	213,564	276,568	40,225	277,080	599,230	87,154

Income before tax	1,592,285	2,464,656	2,708,372	393,915	13,011,500	8,944,098	1,300,865
Income tax	(290,372)	(843,795)	(919,674)	(133,761)	(2,162,363)	(2,466,681)	(358,764)

Net income after tax	1,301,913	1,620,861	1,788,698	260,154	10,849,137	6,477,417	942,101
Accretion and deemed dividends in connection with repurchase of redeemable noncontrolling interests	—	(18,086)	(54,604)	(7,942)	—	(248,098)	(36,084)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(16,300)	(6,482)	(36,395)	(5,293)	(141,198)	(76,912)	(11,186)
Net income attributable to the Company’s shareholders	1,285,613	1,596,293	1,697,699	246,919	10,707,939	6,152,407	894,831

Basic earnings per share	0.39	0.50	0.53	0.08	3.25	1.90	0.28
Basic earnings per ADS	9.79	12.43	13.27	1.93	81.36	47.54	6.91
Diluted earnings per share	0.39	0.49	0.53	0.08	3.23	1.89	0.27
Diluted earnings per ADS	9.71	12.37	13.18	1.92	80.74	47.26	6.87

Weighted average number of ordinary shares outstanding, basic	3,284,028	3,210,940	3,199,277	3,199,277	3,290,312	3,235,324	3,235,324
Weighted average number of ADS outstanding, basic	131,361	128,438	127,971	127,971	131,612	129,413	129,413
Weighted average number of ordinary shares outstanding, diluted	3,310,586	3,226,763	3,220,724	3,220,724	3,315,478	3,254,689	3,254,689
Weighted average number of ADS outstanding, diluted	132,423	129,071	128,829	128,829	132,619	130,188	130,188

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,301,913	1,620,861	1,788,698	260,154	10,849,137	6,477,417	942,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	274,298	570,232	676,020	98,323	801,804	2,083,501	303,033
Fair value changes and impairment losses of short-term investments, investments in associated companies, other long-term investments and other financial instruments	(67,546)	6,233	(88,012)	(12,801)	(331,256)	(55,728)	(8,105)
Share-based compensation cost	593,301	663,031	662,280	96,325	2,004,263	2,529,650	367,922
Allowance for/ (reversal of) provision for doubtful debts	28,914	38,424	(2,090)	(304)	60,826	50,954	7,411
Losses/ (gains) on disposal of property, equipment and software	5,118	768	(640)	(93)	5,072	(1,385)	(201)
Unrealized exchange losses/ (gains)	155,511	(116,521)	1,675	243	437,868	39,427	5,735
Gains on disposal of long-term investments, business and subsidiaries	—	—	(175,957)	(25,592)	(9,595)	(213,339)	(31,029)
Deferred income taxes	(83,865)	(194,858)	(133,369)	(19,398)	(438,043)	(69,899)	(10,166)
Net equity share of (gains)/ losses from associated companies	(20,849)	21,949	17,643	2,566	12,232	98,301	14,297
Changes in operating assets and liabilities:
Accounts receivable	(391,603)	(729,660)	283,044	41,167	565,228	(710,932)	(103,401)
Inventories	(806,556)	(614,998)	1,273,230	185,184	(3,896,799)	457,053	66,476
Prepayments and other current assets	151,224	(447,543)	209,737	30,505	(116,240)	(722,711)	(105,114)
Accounts payable	403,973	420,882	(188,464)	(27,411)	1,100,787	(85,195)	(12,391)
Salary and welfare payables	805,435	596,723	310,915	45,221	700,479	806,401	117,286
Taxes payable	594,408	702,261	430,123	62,559	(155,904)	693,639	100,886
Deferred revenue	73,352	1,012,281	593,199	86,277	(1,291,890)	1,804,579	262,465
Accrued liabilities and other payables	864,426	67,466	277,410	40,349	1,591,269	234,144	34,055
Net cash provided by operating activities	3,881,454	3,617,531	5,935,442	863,274	11,889,238	13,415,877	1,951,260

Cash flows from investing activities:
Purchase of property, equipment and software	(572,115)	(670,337)	(412,766)	(60,034)	(1,842,933)	(2,528,149)	(367,704)
Proceeds from sale of property, equipment and software	1,187	1,616	973	142	4,425	6,691	973
Purchase of intangible assets and licensed copyrights of music content	(351,378)	(287,867)	(389,870)	(56,704)	(674,803)	(1,349,905)	(196,336)
Purchase of land use right	—	(2,420,029)	(31,759)	(4,619)	(6,488)	(3,007,959)	(437,489)
Net change in short-term investments with terms of three months or less	(3,119,511)	865,824	(2,619,634)	(381,010)	(895,298)	(1,172,326)	(170,508)
Purchase of short-term investments	(1,235,000)	(2,460,000)	(2,940,000)	(427,605)	(12,491,000)	(13,423,000)	(1,952,294)
Proceeds from maturities of short-term investments	2,656,842	2,778,151	5,333,016	775,655	15,615,544	13,101,476	1,905,531
Investment in associated companies and long-term investments	(572,842)	(1,031,594)	(393,801)	(57,276)	(1,136,481)	(3,023,491)	(439,749)
Proceeds from disposal of investment in associated company and long-term investments	—	—	—	—	350,418	—	—
Placement/rollover of matured time deposits	(8,183,371)	(11,405,346)	(19,933,370)	(2,899,188)	(33,984,148)	(41,553,428)	(6,043,695)
Proceeds from maturities of time deposits	7,409,214	14,306,245	13,349,755	1,941,641	22,429,597	39,924,525	5,806,781
Net change in other assets	(27,760)	(75,563)	(194,765)	(28,328)	(224,103)	(543,949)	(79,114)
Net cash used in investing activities	(3,994,734)	(398,900)	(8,232,221)	(1,197,326)	(12,855,270)	(13,569,515)	(1,973,604)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Net proceeds in short-term loan with terms of three months or less	974,570	265,422	41,163	5,987	3,104,970	6,209,608	903,150
Capital contribution from noncontrolling interests and redeemable noncontrolling interests shareholders, net	40,000	1,139,700	3,216,112	467,764	911,500	4,334,684	630,454
Repurchase of shares	(436,630)	(1,785,572)	(61,574)	(8,956)	(2,061,591)	(7,516,679)	(1,093,256)
Dividends paid to shareholders	(624,395)	(533,726)	(399,374)	(58,087)	(3,257,607)	(1,440,194)	(209,468)
Net cash (used)/ provided in financing activities	(46,455)	(914,176)	2,796,327	406,708	(1,302,728)	1,587,419	230,880

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(11,646)	54,007	(14,517)	(2,111)	(12,766)	81,511	11,855
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(171,381)	2,358,462	485,031	70,545	(2,281,526)	1,515,292	220,391
Cash, cash equivalents and restricted cash, beginning of the period *	8,862,627	7,363,045	9,721,507	1,413,935	10,972,772	8,691,246	1,264,089
Cash, cash equivalents and restricted cash, end of the period *	8,691,246	9,721,507	10,206,538	1,484,480	8,691,246	10,206,538	1,484,480

Supplemental disclosures of cash flow information:
Cash (received)/ paid for income tax, net	(238,447)	600,115	419,555	61,022	2,712,875	2,006,657	291,856
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	293,194	382,176	409,222	59,519	293,194	409,222	59,519

*In 2018, the Company adopted the guidance of ASU 2016-18 issued by FASB in November 2016, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, the Company included restricted cash with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows.  Pursuant to the guidance, the Company retropsectively restated the statement of cash flows in the comparative periods.

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	8,004,352	10,348,430	11,019,553	1,602,728	36,281,642	40,190,057	5,845,402
E-commerce	4,653,652	4,458,828	6,678,673	971,372	11,670,416	19,235,476	2,797,684
Advertising services	736,597	644,207	760,538	110,615	2,408,823	2,500,833	363,731
Innovative businesses and others	1,213,035	1,403,838	1,385,511	201,514	3,741,138	5,230,087	760,684
Total net revenues	14,607,636	16,855,303	19,844,275	2,886,229	54,102,019	67,156,453	9,767,501

Cost of revenues:
Online game services	(3,087,192)	(3,611,946)	(4,094,688)	(595,548)	(13,473,339)	(14,617,656)	(2,126,050)
E-commerce	(4,310,338)	(4,011,132)	(6,378,827)	(927,762)	(10,464,714)	(17,688,717)	(2,572,717)
Advertising services	(212,488)	(234,800)	(256,014)	(37,236)	(797,892)	(889,677)	(129,398)
Innovative businesses and others	(1,253,007)	(1,450,077)	(1,457,288)	(211,953)	(3,453,381)	(5,556,907)	(808,219)
Total cost of revenues	(8,863,025)	(9,307,955)	(12,186,817)	(1,772,499)	(28,189,326)	(38,752,957)	(5,636,384)

Gross profit/ (loss):
Online game services	4,917,160	6,736,484	6,924,865	1,007,180	22,808,303	25,572,401	3,719,352
E-commerce	343,314	447,696	299,846	43,610	1,205,702	1,546,759	224,967
Advertising services	524,109	409,407	504,524	73,379	1,610,931	1,611,156	234,333
Innovative businesses and others	(39,972)	(46,239)	(71,777)	(10,439)	287,757	(326,820)	(47,535)
Total gross profit	5,744,611	7,547,348	7,657,458	1,113,730	25,912,693	28,403,496	4,131,117

Gross profit/ (loss) margin:
Online game services	61.4%	65.1%	62.8%	62.8%	62.9%	63.6%	63.6%
E-commerce	7.4%	10.0%	4.5%	4.5%	10.3%	8.0%	8.0%
Advertising services	71.2%	63.6%	66.3%	66.3%	66.9%	64.4%	64.4%
Innovative businesses and others	(3.3)%	(3.3)%	(5.2)%	(5.2)%	7.7%	(6.2)%	(6.2)%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8755 on the last trading day of December 2018 (December 31, 2018) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	248,433	198,269	207,158	30,130	820,281	764,972	111,261
Operating expenses
- Selling and marketing expenses	29,925	26,779	31,819	4,628	95,382	116,611	16,960
- General and administrative expenses	165,827	206,483	201,404	29,293	581,337	804,565	117,019
- Research and development expenses	149,116	231,500	221,899	32,274	507,263	843,502	122,682

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2018	2018	2018	2017	2018	2018
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,285,613	1,596,293	1,697,699	246,919	10,707,939	6,152,407	894,831
Add: Share-based compensation	593,301	662,551	661,859	96,263	2,004,263	2,528,098	367,697
Non-GAAP net income attributable to the Company’s shareholders	1,878,914	2,258,844	2,359,558	343,182	12,712,202	8,680,505	1,262,528

Non-GAAP basic earnings per share	0.57	0.70	0.74	0.11	3.86	2.68	0.39
Non-GAAP basic earnings per ADS	14.30	17.59	18.44	2.68	96.59	67.08	9.76
Non-GAAP diluted earnings per share	0.57	0.70	0.73	0.11	3.83	2.67	0.39
Non-GAAP diluted earnings per ADS	14.19	17.50	18.32	2.66	95.86	66.68	9.70

The accompanying notes are an integral part of this press release.